December 9, 2024

Robert Dunn
Chief Executive Officer
Zion Oil & Gas, Inc.
12655 North Central Expressway, Suite 1000
Dallas, TX 75243

       Re: Zion Oil & Gas, Inc.
           Registration Statement on Form S-3
           Filed November 27, 2024
           File No. 333-283500
Dear Robert Dunn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at (202) 551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation